EIGER PROVIDES SHAREHOLDER UPDATE

Toronto, July 7, 2004/ - Eiger Technology, Inc. (TSX: AXA; OTCBB: ETIFF) wishes to provide an update on recent developments in order to keep shareholders abreast of operational progress on a regular basis. Eiger has been focusing on the development of its VoIP-based telecom subsidiary, Newlook Industries Corp. (TSXV:NLI) and its energy technology subsidiary, K-Tronik International Corp. (OTCBB:KTRK) as newly launched public companies.

Newlook has been working on many initiatives since its acquisition of Onlinetel Corp. on March 18, 2004. The management team has strengthened with the recent additions of Neal Romanchych as President and David Hogg as Chief Technology Officer. Mr. Romanchych has been primarily focused on the company’s growth through acquisition mandate, having had discussions and negotiations with a number of merger and acquisition candidates to identify opportunities that would increase shareholder value. Key candidates are those that are anticipated to create operational synergies through mutual networks and technologies, geographical coverage, management, and complimentary suites of products and services.

Mr. Hogg is responsible for streamlining Newlook’s systems and increasing the range and effectiveness of its’ VoIP network. To this end, management has been able to renegotiate a number of supply contracts amounting to a cost savings of $520,000 annualized, taking effect on July 1, 2004. Management anticipates further reductions in operating expenses from efficiencies realized by extensively cross-training staff and revamping the billing system and processes during the current quarter. As a result, Newlook is cash flow positive at present, albeit after the recent period of capital spending to aggressively expand its’ VoIP network in Ontario, Quebec and Alberta. Today, Newlook’s VoIP network includes Call Zones in these provinces in addition to a national VoIP network from Victoria to Halifax for Call Anytime Unlimited subscribers.

In addition to the cost savings achieved, Newlook has also experienced tremendous initial results from its strategy of launching additional paid products to its subscriber base of over 48,000 users. In February, Call World was launched to Call Zone subscribers, offering global long distance rates of $0.029 per minute to all of Canada outside of Call Zone, $0.039 per minute to the United States and $0.049 cents per minute to Western Europe. Call World revenues grew at an accelerating rate during the previous quarter and now account for just under 10% of total revenue.

With the network expansion in place, and solid and growing revenues from both Call Zone subscriptions and Call World revenues, management is beginning to focus on advertising revenue and re-introducing wholesale termination services. Both of these revenue streams come at relatively low incremental costs that have a strong positive impact on margins. With the current subscriber base and network capacity, Newlook has the capacity for $3,500/day in advertising revenue and up to $2,000/day of termination revenue at virtually no additional cost.

K-Tronik has also made progress on several fronts recently. Management has implemented new cost-reduction initiatives that should be apparent in the current quarter. Furthermore, K-Tronik has been negotiating with a number of merger and acquisition candidates in an effort to capitalize on its distribution pipeline in the U.S. New products such as the E-Plug Residential Emergency Lighting Module and the IQ-Series Emergency Ballast have also been launched recently. The E-Plug won a First Place Award in the New Products category at the Las Vegas Lightfair International 2004 Event. The E-Plug acts similar to a night-light, however, if hydro is interrupted it remains lit by an internal power source and can be used as a flashlight continuously for up to 48 hours. This product is ideal for any future blackouts experienced in North America.

“With the well-rounded cohesive management team and strong infrastructure we have in place today, we are in a position to capitalize on the growth of our investments in Newlook and K-Tronik.” said Gerry Racicot, CEO of Eiger. “With 14.4 million shares of K-Tronik and 24.8 million shares of Newlook, the publicly traded market value of Eiger’s investments total over $45 million or over $1.18 per Eiger share. ”

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto

Chief Financial Officer

Eiger Technology, Inc.

Telephone: (416) 216-8659, Ext. 302

jmoretto@eigertechnology.com

Laird Greenshields

Morin Public Relations

Telephone: (514) 289-8688

laird@morin-relationspubliques.com